SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






             RYANAIR EXERCISE FIVE BOEING 737-800 OPTIONS
                     VALUED AT OVER $286 MILLION

Ryanair Holdings plc today (Monday, 13th June 2005) announced that it had exercised five Boeing 737-800 options for delivery in 2007 with 1 in February, 1 in March, 1 in April and 2 in May.

Ryanair have exercised these 5 Boeing 737-800 options valued at over $286m in order to continue to grow its pan-European route network utilising the lowest per seat operating cost aircraft.

Commenting on the exercise of the options, Michael O'Leary, Chief Executive Officer, said:

        "The Boeing 737-800 has the best technical reliability and insures that Ryanair is the number one on-time major airline in Europe. It has the lowest unit operating cost and the addition of these five aircraft will continue to enable Ryanair to develop more new routes across Europe and bring low fares to many more European consumers."

ENDS.                     Monday, 13th June 2005

For further information please contact:

                          Howard Millar             Pauline McAlester
                          Ryanair Holdings Plc      Murray Consultants
www.ryanair.com           Tel: 353-1-8121212        Tel: 353-1-4980300

Note to Editors:
Ryanair is Europe's No.1 low fares airline with 229 low fare routes across 20 countries. Ryanair operates a fleet of 91 aircraft and has firm orders for up to a further 152 new 737-800's (including the five options announced today), which will be delivered over the next 7 years. Ryanair currently employs a team of 2,700 people and expects to carry approximately 35 million scheduled passengers in the current year.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 June, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director